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                                                                     EXHIBIT 2.2

September 10, 1996




United TransNet, Inc.
1080 Holcomb Bridge Road
Building 200, Suite 140
Roswell, Georgia 30076

Gentlemen:

     Corporate Express, Inc. and United TransNet, Inc. contemplate entering into an Agreement and Plan of Reorganization (the "Merger Agreement") concurrently with the execution of this letter. In connection therewith, certain of your employees will be granted non-qualified options to purchase 1,000,000 shares of Parent Common Stock (as defined in the Merger Agreement). This letter confirms our understanding that, following completion of Parent's 1996 fiscal year which ends March 1, 1997, the Compensation Committee of the Board of Directors of Parent will review the financial and operating performance of the business units formerly under the control of the Company's employees for the period from September 1, 1996 to March 1, 1997, and grant up to an additional 200,000 non-qualified options. Such options will vest over five years (2.083% per month, for months thirteen (13) through sixty (60), inclusive, following the Effective
Time), expire ten (10) years from the date of grant and otherwise be subject to the terms and conditions of Parent's existing stock option plan, except that such options shall not qualify as incentive stock options under the Code. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

     If the foregoing accurately reflects our agreement, please so indicate by signing this letter in the space provided below.

Sincerely yours,


By:  /s/ Clayton K. Trier
     ----------------------------
Name:  Clayton K. Trier
Title: Director

AGREED AND ACCEPTED
this 10th day of September, 1996


By:  /s/ Philip A. Belyew
     ----------------------------
Name:  Philip A. Belyew
Title: Chief Executive Officer